 NEWS

Starfield Resources Announces $2.1 Million Financing

Toronto, Ontario – May 26, 2010 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) ("Starfield", "the Company") is pleased to announce a best-efforts private placement offering of up to 25,100,000 units (the "Units") of Starfield at a price of $0.085 per Unit for aggregate gross proceeds of up to $2.1 million.

The Units will be offered by way of private placement to accredited investors in each of the provinces of Canada. Each unit will consist of one flow-through share (the "Flow-Through Shares") and one half of one common share purchase warrant (the "Warrants"). Each whole Warrant will entitle the holder to purchase one additional common share of Starfield at a price of $0.15 for 12 months from the closing date. The Flow-Through Shares and Warrants will be subject to a hold period of four months plus one day extending from the closing date of the offering.

The Company intends to use the net proceeds from the private placement for exploration activities that will constitute Canadian exploration expenses for Canadian income tax purposes and will be eligible for the federal investment tax credit of 15%.

Thomas Weisel Partners Canada Inc. will act as the sole agent and will offer the Units on a best-efforts basis.

The private placement is expected to close on or about June 8, 2010. It is subject to certain conditions typical for a transaction of this nature and the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Units in the United States. The Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws, or an exemption therefrom. Any public offering of the Units to be made in the United States will be made by means of a prospectus that may be obtained from Starfield or a selling security holder and that will contain detailed information about the Company and management, as well as financial statements. No public offering of the Units will be made in the United States in connection with the above-mentioned transaction.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane	Greg Van Staveren	Connie Anderson
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext. 222	416-860-0400 ext. 223	416-860-0400 ext. 228
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	canderson@starfieldres.com

www.starfieldres.com

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